Mail Stop 3561

February 8, 2007

<u>Via Fax & U.S. Mail</u>

David W. Bullock, Vice President and Chief Financial Officer
UAP Holding Corp.
7251 W. 4th Street
Greeley, Colorado 80634

  Re: UAP Holding Corp.
    Form 10-K for the year ended February 26, 2006
    Filed May 12, 2006
    File No. 000-51035

Dear Mr. Bullock:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        David R. Humphrey
        Branch Chief